EXHIBIT B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc. 36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

December 21, 2004

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on December 21, 2004 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. announces ) reports that its wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX), has been notified that the Agrarian Court has once again ruled that the surface rights lease between MSX and the Ejido of Cerro San Pedro is nullified. Previously, the higher-level Federal Colegio Court ruled that the initial ruling by the Agrarian Court in April 2004 was not valid. The Colegio Court found that the plaintiffs in the case did not have the legal standing to bring the action against the Ejido of Cerro San Pedro and MSX, and that the surface rights lease was to be reinstated until the Agrarian Court rendered a new ruling. The most recent Agrarian Court ruling does not limit MSX’s legal access to the surface.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of December 30, 2004.

“Richard J. Hall”
Richard J. Hall
President & Chief Executive Officer

PRESS RELEASE

ATTACHMENT “A”

Press Release No. 04-17

METALLICA RESOURCES REPORTS AGRARIAN COURT
RESOLUTION ON SURFACE RIGHTS NULLIFICATION AT CERRO
SAN PEDRO, MEXICO

December 21, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) reports that its wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX), has been notified that the Agrarian Court has once again ruled that the surface rights lease between MSX and the Ejido of Cerro San Pedro is nullified. Previously, the higher-level Federal Colegio Court ruled that the initial ruling by the Agrarian Court in April 2004 was not valid. The Colegio Court found that the plaintiffs in the case did not have the legal standing to bring the action against the Ejido of Cerro San Pedro and MSX, and that the surface rights lease was to be reinstated until the Agrarian Court rendered a new ruling. The most recent Agrarian Court ruling does not limit MSX’s legal access to the surface.

In response to this new ruling, the possessors of the ground, who are a party to the surface rights lease along with MSX, have filed a constitutional protection petition, known as an Amparo, against the latest Agrarian Court decision and have also filed a legal complaint against the Agrarian Court judge. Additionally, the Colegio Court has advised both MSX and the possessors of the ground that the Colegio Court wishes to analyze the ruling of the Agrarian Court to determine if it conforms to the Colegio Court’s earlier ruling. Under Amparo law, the Agrarian Court cannot nullify the surface rights agreement for the same reasons that formed the basis of its original nullification decision. On the advice of legal counsel, both MSX and the legal representative of the Ejido of Cerro San Pedro will file an Amparo against the ruling by the Agrarian Court and will seek a new Agrarian Court judge in this case. It is estimated that these various legal reviews will take four to six months, but no assurance can be given that the legal disputes will be resolved in this time frame.

In addition to challenging the court ordered nullification of its surface rights lease with the Ejido, MSX continues to pursue a number of other options available to it to establish secure land tenure in order to access its mineral rights.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At September 30, 2004 it had US$41.9 million in cash and cash equivalents with no debt. It currently has 82.7 million shares issued and outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.